Exhibit 3.1

CERTIFICATE OF ELIMINATION OF THE SERIES H-1 PREFERRED

STOCK OF INTERNATIONAL STEM CELL CORPORATION

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware International Stem Cell Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law and authority granted in the Certificate of Incorporation of the Corporation, as theretofore amended, the Board of Directors of the Corporation, by resolutions duly adopted, authorized the issuance of a series of Two Thousand (2,000) shares of Series H-1 Convertible Preferred Stock, par value $0.001 per share (the “Series H-1 Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and on October 9, 2014, filed a Certificate of Designation with respect to such Series H-1 Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of such Series H-1 Preferred Stock are outstanding and no shares thereof will be issued subject such Certificate of Designation.

3. That the Board of Directors of the Corporation has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Corporation and by a Certificate of Designation (the “Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on October 9, 2014, the Corporation authorized the issuance of a series of Two Thousand (2,000) shares of Series H-1 Convertible Preferred Stock, par value $0.001 per share, of the Corporation (the “Series H-1 Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and

WHEREAS, as of the date hereof, no shares of such Series H-1 Preferred Stock are outstanding and no shares of such Series H-1 Preferred Stock will be issued subject to said Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designation with respect to such Series H-1 Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

NOW, THEREFORE, BE IT AND IT HEREBY IS RESOLVED, that all matters set forth in the Certificate of Designation with respect to such Series H-1 Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation; and

RESOLVED FURTHER, that the officers of the Corporation be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to such Series H-1 Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

4. That, accordingly, all matters set forth in the Certificate of Designation with respect to the Series H-1 Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Corporation.

IN WITNESS WHEREOF, International Stem Cell Corporation has caused this Certificate to be executed by its duly authorized officer on December 2, 2015.

INTERNATIONAL STEM CELL CORPORATION

By:	/s/ Mahnaz Ebrahimi
Name:	Mahnaz Ebrahimi
Office:	Chief Financial Officer and Secretary